Page 1 of 12 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

857689103

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

CUSIP No. 857689103                                                                                                                                                   Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 1,000,000 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 1,000,000 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%

12.	TYPE OF REPORTING PERSON PN

CUSIP No. 857689103                                                                                                                                               Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 1,000,000 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 1,000,000 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%

12.	TYPE OF REPORTING PERSON OO

CUSIP No. 857689103                                                                                                                                           Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathon S. Jacobson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number Of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 1,000,000 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 1,000,000 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 857689103                                                                                                                                               Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Grubman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number Of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 1,000,000 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 1,000,000 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 857689103                                                                                                                                               Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, B.W.I.

Number Of Shares Beneficially Owned by Each Reporting Person With	5. SOLE VOTING POWER 694,962 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 694,962 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,962

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%

12.	TYPE OF REPORTING PERSON PN

CUSIP No. 857689103                                                                                                                                               Page 7 of 12 Pages

Item 1(a).	Name of Issuer: Station Casinos, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2411 West Sahara Avenue, Las Vegas, Nevada 89102

Item 2(a).

Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of Common Stock of the Issuer directly owned by Highfields Capital I LP, Highfields Capital II LP and Highfields Capital Ltd. (collectively, the “Funds”):

(i) Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”) and investment manager to each of the Funds;

(ii) Highfields GP LLC, a Delaware limited liability company (“Highfields GP”) and the General Partner of Highfields Capital Management;

(iii) Jonathon S. Jacobson, a Managing Member of Highfields GP; and

(iv) Richard L. Grubman, a Managing Member of Highfields GP.

This statement is also being filed by Highfields Capital Ltd., an exempted limited company organized under the laws of the Cayman Islands, B.W.I., with respect to the shares of Common Stock of the Issuer owned by Highfields Capital Ltd. (which shares of Common Stock are also included in the filings for Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman).

Highfields Capital Management, Highfields GP, Mr. Jacobson, Mr. Grubman and Highfields Capital Ltd. are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Address for Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman: c/o Highfields Capital Management 200 Clarendon Street, 51st Floor Boston, Massachusetts 02116

CUSIP No. 857689103                                                                                                                                               Page 8 of 12 Pages

Address for Highfields Capital Ltd.: c/o Goldman Sachs (Cayman) Trust, Limited Harbour Centre, Second Floor George Town, Grand Cayman Cayman Islands, B.W.I.

Item 2(c).	Citizenship:

Highfields Capital Management - Delaware
Highfields GP - Delaware Jonathon S. Jacobson - United States Richard L. Grubman - United States Highfields Capital Ltd. - Cayman Islands, B.W.I.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

857689103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. 857689103                                                                                                                                               Page 9 of 12 Pages

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman:

	(a)	Amount beneficially owned: 1,000,000 shares of Common Stock

	(b)	Percent of class: 1.7%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 1,000,000

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 1,000,000

		(iv)	Shared power to dispose or to direct the disposition of: 0

For Highfields Capital Ltd.:

	(a)	Amount beneficially owned: 694,962 shares of Common Stock

	(b)	Percent of class: 1.2%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 694,962

CUSIP No. 857689103                                                                                                                                               Page 10 of 12 Pages

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 694,962

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be a beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 857689103                                                                                                                                               Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004 Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ KENNETH H. COLBURN Signature

Kenneth H. Colburn, Authorized Signatory Name/Title

HIGHFIELDS GP LLC

/s/ KENNETH H. COLBURN Signature

Kenneth H. Colburn, Authorized Signatory Name/Title

JONATHON S. JACOBSON

/s/ KENNETH H. COLBURN Signature

Kenneth H. Colburn, Authorized Signatory Name/Title

RICHARD L. GRUBMAN

/s/ KENNETH H. COLBURN Signature

Kenneth H. Colburn, Authorized Signatory Name/Title

CUSIP No. 857689103                                                                                                                                           Page 12 of 12 Pages

HIGHFIELDS CAPITAL LTD.

By: Highfields Capital Management LP, its Investment Manager

By: Highfields GP LLC, its General Partner

/s/ KENNETH H. COLBURN Signature

Kenneth H. Colburn, Authorized Signatory Name/Title